Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

NOTICE TO PARTICIPANTS

Baxter International Inc. and Subsidiaries Incentive Investment Plan

Baxter Healthcare of Puerto Rico Savings and Investment Plan

April 21, 2016

Dear Baxter Plan Participant,

You have received this letter because you are eligible to participate in or have a balance in one of the following plans (collectively referred to as the “Plans”):

•	Baxter International Inc. and Subsidiaries Incentive Investment Plan (“US Plan”)

•	Baxter Healthcare of Puerto Rico Savings and Investment Plan

However, our records show that, as of April 19, 2016, you did not have a balance in the Baxter common stock fund (“Baxter Stock Fund”).

Baxter International Inc. (“Baxter”), a Delaware corporation, has initiated an offer to exchange (“Exchange Offer”) shares of common stock of Baxter, par value $1.00 per share (“Baxter Common Stock”), for shares of common stock of Baxalta Incorporated (“Baxalta”), par value $0.01 per share (“Baxalta Common Stock”), held by Baxter, that are validly tendered and are not validly withdrawn, upon the terms and subject to the conditions set forth herein and in the Prospectus, dated April 21, 2016 (“Prospectus”). Baxter has decided to pursue the Exchange Offer to dispose of all or a portion of its remaining interest in Baxalta in a tax-efficient manner, thereby enhancing stockholder value. The Exchange Offer window for Plan participants will begin on April 21, 2016 and, unless extended, end at 4:00 p.m., EDT, on May 17, 2016.

Key Exchange Offer Dates

•	April 21: Exchange offer period begins

•	May 16 (3:59 p.m., EDT): Deadline to transfer into the Baxter Stock Fund in order to participate in the Exchange Offer

•	May 17 (4:00 p.m., EDT): Deadline to submit your instruction on the Exchange Offer Website for the Plans (https://BaxterExchangeOffer.com) (“Plan Exchange Offer Website”).

Participants in the Baxter Stock Fund through the Plans are eligible to participate in the Exchange Offer. This means that they will have an opportunity to exchange all or a portion of their Baxter Common Stock units held in the Baxter Stock Fund in the Plans for units of Baxalta Common Stock under the Baxalta Stock Fund, as further described in this letter.

Note: The process described in this notice does not apply to the Self-Managed Account (“SMA”) in the US Plan. If you hold Baxter Common Stock in the SMA within the US Plan and wish to tender those shares, you will be required to complete a separate election process through Charles Schwab and Co., Inc., the SMA broker.

If you would like to participate in the Exchange Offer, you can do so by completing each of the following requirements:

1.	Request to transfer (subject to the Plan rules of one transfer per calendar month) all or a portion of your Plan balance into the Baxter Stock Fund in the applicable Plan at any time prior to 3:59 p.m., EDT on May 16, 2016 (any exchanges will be reflected in your account on the next business day);

2.	Log into the Plan Exchange Offer Website at https://BaxterExchangeOffer.com to view additional Exchange Offer materials, including the Baxter Plan Exchange Offer Guide; and

3.	Submit a valid election to participate in the Exchange Offer by recording your election on the Plan Exchange Offer Website (http://BaxterExchangeOffer.com) by 4:00 p.m., EDT, on May 17, 2016 (the deadline for Plan elections).

Your Exchange Offer request will be calculated based on your balance in the Baxter Stock Funds as of 4:00 p.m., EDT, on May 17, 2016, regardless of when you record your election (as long as your election is timely and valid).

This letter does not contain all of the information that may be important to you. You should carefully read the terms and conditions of the Exchange Offer contained in the Prospectus, including the discussion, beginning on page 28 of the Prospectus, of the risk factors that you should consider in connection with the Exchange Offer. See “Additional Information and Where to Find It” for instructions on how to obtain a copy of the Prospectus.

You can see your Plan balance and investment allocations by going to https://baxteriip.voya.com. You will find a detailed summary of your investments on the Manage Investments / Investment Elections page of each of the Plans in which you participate. To change your investments, go the Manage Investments / Change Investments under the Account tab and follow the instructions.

NONE OF BAXTER, BAXALTA OR ANY OF THEIR RESPECTIVE DIRECTORS OR OFFICERS, THE TRUSTEES OF THE PLANS OR THE DEALER MANAGER APPOINTED WITH RESPECT TO THE EXCHANGE OFFER MAKES ANY RECOMMENDATION REGARDING THE EXCHANGE OFFER. THE DECISION TO ELECT TO EXCHANGE BAXTER STOCK FUND UNITS ALLOCABLE TO AN INDIVIDUAL PARTICIPANT ACCOUNT UNDER THE PLAN(S) LIES SOLELY WITH THE PARTICIPANT.

Who to Contact for More Information

To...	Contact or Visit

Access the Baxter Plan Exchange Offer Guide, including timeline and FAQs	Go to https://BaxterExchangeOffer.com

Transfer (subject to the Plan rules of one transfer per calendar month) all or a portion of your Plan balance into the Baxter Stock Fund	Go to https://baxteriip.voya.com

Record your election to participate in the Exchange Offer	Go to https://BaxterExchangeOffer.com

Obtain indicative exchange ratios during the offer period and the final exchange ratio	Go to www.dfking.com/bax

Get answers to questions specific to the terms and conditions of the Exchange Offer	D.F. King & Co., Inc. at 1-800-622-1649 toll-free (in the United States).

Learn about how the Exchange Offer works with your Plan or to ask questions related to the Baxalta Stock Fund	Call the HR Center at 1-877-BAXHR4U (1-877-229-4748) and follow the prompts to Voya for the Plan. Voya representatives are available Monday through Friday 9:00 a.m. to 6:00 p.m., EDT, excluding stock market holidays.

Finally, a reminder that if you hold Baxter Common Stock outside the Baxter Stock Fund in the Plans (including the SMA within the US Plan), you will receive separate Exchange Offer materials for those accounts. Note that different election procedures and deadlines will apply in that case.

Forward-Looking Statements

The matters discussed herein that are not historical facts include forward-looking statements concerning the Exchange Offer, Baxter’s financial results, business development activities, capital structure, cost savings initiatives, R&D pipeline including results of clinical trials and planned product launches, and outlook for 2016. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the ability to successfully complete the Exchange Offer on the terms or timeline currently contemplated, if at all, and achieve the intended results and satisfy conditions for the Exchange Offer, including the availability of the relevant tax opinions and continued effectiveness of a private letter ruling from the U.S. Internal Revenue Service; demand for and market acceptance of risks for new and existing products, and the impact of those products on quality or patient safety concerns; product development risks; product quality or patient safety concerns; future actions of regulatory bodies and other governmental authorities, including the FDA and foreign counterparts; failures with respect to compliance programs; future actions of third-parties, including payers; US healthcare reform and other global austerity measures; pricing, reimbursement, taxation and rebate policies of government agencies and private payers; the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies; global, trade and tax policies; accurate identification of and execution on business development and R&D opportunities and realization of anticipated benefits; fluctuations in supply and demand; the availability of acceptable raw materials and component supply; the inability to create timely production capacity or other manufacturing supply difficulties; the ability to achieve the intended results (including targeted margin improvements) associated with the recent separation of the biopharmaceutical and medical products businesses and the associated disposition of Baxter’s retained stake in Baxalta; the ability to enforce owned or in-licensed patents or the patents of third parties preventing or restricting manufacture, sale or use of affected products or technology; the impact of global economic conditions; fluctuations in foreign exchange and interest rates (including with respect to emerging market currencies); any change in law concerning the taxation of income, including income earned outside the United States; actions taken by tax authorities in connection with ongoing tax audits; breaches or failures of Baxter’s information technology systems; loss of key employees or inability to identify and recruit new employees; the outcome of pending or future litigation; the adequacy of Baxter’s cash flows from operations to meet its ongoing cash obligations and fund its investment program; and other risks identified in the Form S-4 filed by Baxalta, Baxter’s Annual Report on Form 10-K filed on February 26, 2016 and other U.S. Securities and Exchange Commission (“SEC”) filings, all of which are available on Baxter’s website. Baxter does not undertake to update its forward-looking statements.

Additional Information and Where to Find It

Baxalta has filed with the SEC a registration statement on Form S-4 that includes a Prospectus. The Prospectus contains important information about the Exchange Offer, Baxter, Baxalta and related matters, and Baxter has delivered the Prospectus to holders of Baxter Common Stock. Investors and security holders are urged to read the Prospectus, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of the Trustees, Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer. This announcement is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the Exchange Offer. The offer will be made solely by the Prospectus.

You may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and you will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Baxter and Baxalta file electronically with the SEC. The address of that website is http://www.sec.gov. You will also be able to obtain a copy of the Prospectus by clicking on the appropriate link at www.dfking.com/bax.

The information contained herein has been provided by Baxter International Inc. and is solely the responsibility of Baxter International Inc.

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